First Eagle Funds
1345 Avenue of the Americas
New York, NY 10105

FEF Distributors, LLC
1345 Avenue of the Americas
New York, NY 10105

December 21, 2011

VIA EDGAR

Bo Howell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	First Eagle Funds (the “Registrant”)
File Nos. 033-70958 and 811-07762
Request for Acceleration

     Pursuant to the requirements of Rule 461 under the Securities Act of 1933, the undersigned officers of the Registrant and its principal underwriter, FEF Distributors, LLC, respectfully request that the effectiveness of the Registrant’s Registration Statement, as amended by Post-Effective Amendment No. 39, filed on December 21, 2011 (the “Amendment”), be accelerated to December 21, 2011, or as soon as practicable thereafter. It is our understanding that you previously discussed the possible acceleration of the Registration Statement with Nathan J. Greene and Robert A. Zecher of Shearman & Sterling LLP.

     Thank you for your prompt attention to the Amendment and to our request for acceleration of the effective date of the Amendment. Please contact Mr. Greene and Mr. Zecher at (212) 848-4668 if you have any questions or need further information.

Sincerely yours,

/s/ Suzan J. Afifi

Name: Suzan J. Afifi
Title: Secretary
Company: First Eagle Funds

/s/ Suzan J. Afifi

Name: Suzan J. Afifi
Title: Vice President
Company: FEF Distributors, LLC